Exhibit 99.1

11 December 2020

Midatech Pharma PLC

(“Midatech” or the “Company”)

MTX110 Programmes to be Presented

at

The International Symposium on Pediatric Neuro-Oncology, Karuizawa, Japan (ISPNO 2020)

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), an R&D biotechnology company focused on improving the bio-delivery and biodistribution of medicines, is pleased to announce that its University collaborators will be presenting three sets of research findings on MTX110 at The International Symposium on Pediatric Neuro-Oncology on 13-16 December 2020 in Karuizawa, Japan (to be held online this year). The first two presentations, by Columbia University Medical Center and University of Texas Health Center at Houston, are being presented for the first time. The third presentation, by the Pacific Pediatric Neuro-Oncology Consortium, was also presented at last months’ Society of Neuro-Oncology (SNO2020) conference. Abstract details and links to the posters are provided below:

1.	A Phase I Study Examining the Feasibility of Intermittent Convection-Enhanced Delivery (CED) of MTX110 for the Treatment of Children with Newly Diagnosed Diffuse Intrinsic Midline Gliomas (ABSTRACT DDEL-07, Page iii284*) - Lead Author: Dr Stergios Zacharoulis MD, Columbia University Medical Center, New York, USA. In the study:

•	Patients are receiving continuous CED infusions of MTX110 for 48 hours on two cycles separated by 5 to 7 days;
•	3 patients have been treated so far at 30 microM;
•	No Serious Adverse Events;
•	Toxicity: Grade II diplopia (1) Grade I sensation (n=1), headache Grade II (n=2); and
•	1 patient progressed 8 months post treatment

The presentation may be found at:

https://www.midatechpharma.com/media/pages/news/a-phase-i-study-examining-the-feasibility-of-intermittent-convection-enhanced-delivery-ced-of-mtx110-for-the-treatment-of-childr/b4b8cf89e6-1607680894/mtx110-203_dipg_trial_-dr_stergio_zacharoulis.pdf

2.	High Dose MTX110 (Soluble Panobinostat) Safely Administered into the Fourth Ventricle in a Non-Human Primate Model (ABSTRACT DDEL-09, Page iii285*) - Lead Author: Dr David Sandberg MD, McGovern Medical School, University of Texas Health Center at Houston, Houston, Texas, USA. Conclusions of the presentation are:

•	Fourth ventricle catheters were successfully instilled to enable locoregional infusion of MTX110;
•	MTX110 was well-tolerated, with no evidence of toxicity;
•	Drug levels in the CNS reached a therapeutic range; and
•	The data support the safety of administration of MTX110 via the fourth ventricle
•	Clinical trial in recurrent medulloblastoma patients is ongoing (NCT04315064)

The presentation may be found at:

https://www.midatechpharma.com/media/pages/news/high-dose-mtx110-soluble-panobinostat-safely-administered-into-the-fourth-ventricle-in-a-non-human-primate-model/df48e55757-1607683538/mtx110_preclinical_safety_-dr_david_sandberg.pdf

3.	PNOC015: An Open Label Single Arm Phase I/II Study of MTX110 Delivered by Convection-Enhanced Delivery (CED) in Patients with Diffuse Intrinsic Pontine Glioma (DIPG) Previously Treated with External Beam Radiation Therapy (ABSTRACT EPCT-12, Page iii306*)

Lead Author: Dr Sabine Mueller, Pacific Pediatric Neuro-Oncology Consortium

The presentation may be found at:

https://www.midatechpharma.com/media/pages/news/1pnoc015-an-open-label-single-arm-study-of-mtx110-delivered-by-convection-enhanced-delivery-ced-in-patients-with-diffuse-intrins/ee47f281a6-1607683490/mtx110-201_dipg_trial_-dr_sabine_mueller.pdf

* Abstracts from the 19th International Symposium on Pediatric Neuro-Oncology (ISPNO 2020), December 13-16, 2020. Neuro-Oncology, Volume 22, Supplement 3 may be found at:

http://ispno2020.umin.jp/abstract/files/20201209%20_abstract_supplement_OUP.pdf

Commenting, Steve Damment, EVP R&D of Midatech, said: “These presentations by Midatech’s University collaborators provide useful data points for our MTX110 programmes; the Columbia study in DIPG uses an implantable and programmable pump to infuse drug without the need for repeated surgery, unlike the system deployed in the UCSF study we recently reported; and, the Texas pre-clinical safety study demonstrates the feasibility of fourth ventricle infusion, the method of administration for our ongoing Phase I pilot study in recurrent medulloblastoma patients.”

About MTX110

MTX110 is a water-soluble form of panobinostat free base, achieved through complexation with hydroxypropyl-β-cyclodextrin (HPBCD), that enables convection-enhanced delivery (CED) at potentially chemotherapeutic doses directly to the site of the tumour. Panobinostat is a hydroxamic acid and acts as a non-selective histone deacetylase inhibitor (pan-HDAC inhibitor).  The currently available oral formulation of panobinostat lactate (Farydak®) is not suitable for treatment of brain cancers owing to poor blood-brain barrier penetration and inadequate brain drug concentrations.   Based on favourable translational science data, MTX110 is being evaluated clinically as a treatment for DIPG (NCT03566199, NCT04264143) and recurrent medulloblastoma (NCT04315064), and preclinically for treatment of glioblastoma (SNO 2020 Abstract TMOD-27). MTX110 is delivered directly into and around the patient's tumour via a catheter system (e.g. CED or fourth ventricle infusions) to bypass the blood-brain barrier. This technique exposes the tumour to very high drug concentrations while simultaneously minimising systemic drug levels and the potential for toxicity and other side effects. Panobinostat has demonstrated high potency against DIPG tumour cells in in vitro and in vivo models, and in a key study it was the most promising of 83 anticancer agents tested in 14 patient-derived DIPG cell lines (Grasso et al, 2015. Nature Medicine 21(6), 555-559).

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

For more information, please contact:

Midatech Pharma PLC
Stephen Stamp, CEO, CFO Steve Damment, EVP R&D
Tel: +44 (0)29 20480 180
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Joint Broker)
Freddy Crossley, Emma Earl (Corporate Finance)
Rupert Dearden (Corporate Broking)
Tel: +44 (0)20 7886 2500

Turner Pope Investments (TPI) Limited (Joint Broker)
Andrew Thacker (Corporate Broking) Tel: +44 (0)20 3657 0050
IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations) Megan Paul Tel: +1 (646) 653 7034 Email: mpaul@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines. The Company combines approved and development medications with its proprietary and innovative drug delivery technologies to provide compelling products that have the potential to powerfully impact the lives of patients.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading-edge nanotechnology used for targeting medications to sites of disease.

The platform nature of the technologies offers the potential to develop multiple drug assets rather than being reliant on a limited number of programmes. Midatech’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications. Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com

 Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.